UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Agreement Executed with Anatel

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with article 157, paragraph 4, of Law No. 6,404/1976 and the provisions of CVM Instruction No. 358/02, informs its shareholders and the market in general that, on November 27, 2020, it entered into an agreement (the “Agreement”) with Telemar Norte Leste S.A. – In Judicial Reorganization (“Telemar”) and OI Móvel S.A. – In Judicial Reorganization (“Oi Móvel”), on one side, and the National Telecommunications Agency (Agência Nacional de Telecomunicações – Anatel), on the other, represented, in the referred act and pursuant to applicable law, by the Attorney General’s Office (Advocacia Geral da União – AGU), relating to non-tax debts of the Oi Group with Anatel, recorded as an overdue tax liability up to the date of execution of the Agreement in an aggregate amount of R$14,333,922,589.20 (fourteen billion, three hundred thirty-three million, nine hundred twenty-two thousand, five hundred eighty-nine Reais and twenty cents), under the terms of Law No. 13,988/2020, inclusive of all applicable fines, charges and default interest.

In accordance with the terms of the Agreement, Anatel granted to the Oi Group an irrevocable discount of 50% of the principal amount of each of the consolidated debts, in accordance with the law, such that the total debt to be paid by the Oi Group is R$7,205,518,845.30 (seven billion, two hundred five million, five hundred eighteen thousand, eight hundred forty five Reais and thirty cents), as of November 2020, in 84 monthly installments. The Agreement also establishes that the first 32 (thirty-two) installments will be paid through the conversion into income, to the benefit of the Brazilian government, of judicial deposits made by the Company and linked to the guarantee of the traded debts, maintaining the bank guarantees presented by the Company in the pending lawsuits for the agreed term.

The Agreement satisfies the provisions of Clause 4.3.4 of the Company's original Judicial Reorganization Plan and the adjustments provided for in Clause 6.5 of the Amendment to the Judicial Reorganization Plan, both of which were approved by the General Creditors’ Meeting and ratified by the 7th Corporate Court of Rio de Janeiro.

Pursuant to the Agreement, in exchange for the payment of the abovementioned installments, Anatel grants to the Oi Group a broad, complete, general, reasonable and irrevocable discharge in relation to the amounts discussed and outstanding among the parties and/or object of the tax enforcement proceedings, as listed in the Agreement.

In addition, according to the Amendment to the Judicial Reorganization Plan, the Agreement establishes the possibility of renegotiating such terms and conditions in the event that future legislation and regulations provide for more beneficial conditions than those established in such Agreement.

The Agreement represents the conclusion of an important stage of Oi's Judicial Reorganization Plan and allows for the termination of a large number of judicial proceedings, which eliminates the legal uncertainty that these disputes represented for the Company.

Rio de Janeiro, November 27, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer